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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 66183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INDEPENDENT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7134 S. YALE SUITE 560
(No. and Street)

TULSA (City) OKLAHOMA (State) 74136-6352 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP PALMER 918-492-9484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL & FORD, PLLC
(Name – *if individual, state last, first, middle name*)

506 NORTH CHURCH ST. (Address) ATKINS (City) AR (State) 72823 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PHILLIP PALMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST INDEPENDENT FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public Oklahoma
OFFICIAL SEAL
DEBRA J. ROTH
Tulsa County
03011066 Exp. 8-21-11

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

DUVALL & FORD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
506 NORTH CHURCH ST.
P O BOX 130
ATKINS, AR 72823
PHONE: (479) 641-2500 FAX: (479) 641-2061

Joe L. DuVall, CPA **Deborah Griffin Ford, CPA**

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Independent Financial Services, Inc.

We have audited the accompanying statements of financial condition of FIRST INDEPENDENT FINANCIAL SERVICES, INC., as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conduct our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of FIRST INDEPENDENT FINANCIAL SERVICES, INC. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.



Atkins, Arkansas
January 29, 2010

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

		December-31 2009
Cash and Cash equivalents	$	25,321
Restricted cash deposit with clearing organization – *Note 3*		25,000
Accounts Receivables		99,799
Prepaid expenses		18,300
Furniture and equipment, net of accumulated Depreciation of $5380		0
Building deposits		7,592
		176,012

LIABILITIES

Accrued Liabilities		118,591
Payroll Liabilities		2,600
Payroll Tax Liability		870
		122,061

STOCKHOLDERS' EQUITY

Common Stock, $1.00 par value, authorized 50,000 shares, 500 shares issued and outstanding		500
Additional paid-in capital		126,000
Retained earnings (deficit)		(72,549)
		53,951
	$	176,012

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.

Financial Statement
December 31, 2009